Exhibit 99.1

King Reports First Quarter 2014 Results

Generates record quarterly mobile gross bookings of $480 million in Q1-14

Adjusted EBITDA more than triples year over year to $249 million in Q1-14

Extends reach and size of player network – monthly unique users increases to 352 million in Q1-14

Three King games were top 10 grossing games on all major platforms – Apple App Store and Google Play Store (US) and Facebook (worldwide) for Q1-14

Led by the growth of Farm Heroes Saga, games other than Candy Crush Saga increased to 33% of Q1-14 gross bookings, up from 22% of gross bookings in Q4-13

London, 7 May 2014 – King Digital Entertainment plc (“King” or the “Company”) (NYSE: KING), a leading interactive entertainment company for the mobile world, today reported financial results for first quarter 2014.

“We are pleased with our first quarter 2014 results and are executing on our plan to build a strong portfolio of games,” said Riccardo Zacconi, CEO of King. “Our existing titles are performing well, and with the strong performance of Farm Heroes Saga following its January mobile launch, we had three games in the top 10 grossing games list on all major platforms for the first quarter. With the massive reach of our player network, our existing portfolio of highly engaging games, and our development plan for additional games well underway, we are well-positioned for gross bookings growth and diversification in 2014.”

Financial Summary and Key Performance Metrics (in millions, except per share and per user data)

	Three months ended
	March 31,	March 31,
	2014	2013
Non-GAAP Results
Gross bookings	$641.1	$218.6
Adjusted revenue	$607.6	$206.0
Adjusted EBITDA	$248.6	$81.4
Adjusted EBITDA margin	41%	40%
Capital expenditures	$8.4	$3.5
Adjusted profit	$187.9	$65.1
Adjusted EPS	$0.61	$0.20

GAAP Results
Revenue	$606.7	$205.9
Profit	$127.2	$52.7
Diluted EPS	$0.41	$0.16
Net cash generated from operating activities	$164.2	$27.9
Cash and cash equivalents at end of period	$678.2	$51.2

Key Performance Metrics
Daily active users (DAUs)	143	36
Monthly active users (MAUs)	481	138
Monthly unique users (MUUs)	352	101
Monthly unique payers (MUPs)	11.859	4.095
Monthly gross average bookings per paying user (MGABPPU)	$18.02	$15.92

Recent Business Highlights

•	Generated record quarterly mobile gross bookings of $480 million in the first quarter of 2014

•	Reports third consecutive quarter with over $600 million of gross bookings and adjusted EBITDA margin of more than 40%

•	Three King games were top 10 grossing games on the Apple App Store and Google Play Store in the United States, our largest market, and worldwide on Facebook for the first quarter of 2014

•	In January 2014 launched Farm Heroes Saga, King’s fifth mobile game within 18 months, which reached the top 10 grossing games charts on the Apple App Store and Google Play Store in the United States in less than two weeks

•	Further diversified gross bookings with Candy Crush Saga accounting for 67% of total first quarter 2014 gross bookings, down from 78% in the fourth quarter of 2013, while total gross bookings increased 1% over the same period

•	Launched Diamond Digger Saga on Facebook in April 2014, marking King’s eighth live game on Facebook

•	Introduced four new games on royalgames.com year to date

•	Announced an agreement with Tencent Holdings Limited to launch a localized version of Candy Crush Saga for the Chinese market this summer by integrating the game within Tencent’s mobile communications and social network platforms in Mobile QQ and Weixin Game Centers

•	Broadened TV advertising efforts to air campaigns in a total of 24 countries during the first quarter of 2014 including all major markets such as the United States, United Kingdom, France, Germany, and Australia

•	Opened our seventh studio in Berlin, Germany

First Quarter 2014 Results Summary

Gross Bookings and Revenue

•	Gross bookings was $641 million for the first quarter of 2014, an increase of $422 million or 193% compared to the first quarter of 2013, and an increase of $9 million or 1% compared to the fourth quarter of 2013. In the first quarter of 2014, 75% of gross bookings were derived from our mobile audience.

•	Revenue was $607 million for the first quarter of 2014, an increase of $401 million or 195% compared to the first quarter of 2013, and an increase of $5 million or 1% compared to the fourth quarter of 2013.

•	The increases in both gross bookings and revenue from fourth quarter 2013 to first quarter 2014 were primarily due to higher gross bookings from Farm Heroes Saga following its mobile launch in January 2014. This increase was partially offset by a decrease in gross bookings from Candy Crush Saga, which accounted for 67% of first quarter 2014 gross bookings, down from 78% in the fourth quarter of 2013.

Adjusted EBITDA

•	Adjusted EBITDA was $249 million for the first quarter of 2014, an increase of $167 million or 205% compared to the first quarter of 2013

•	First quarter 2014 adjusted EBITDA decreased $20 million or 8% compared to the fourth quarter of 2013 primarily due to planned increases in marketing spend in conjunction with the launch of Farm Heroes Saga on mobile during the period, as well as increased investments in headcount.

Profit

•	Profit was $127 million for the first quarter of 2014, an increase of $75 million or 142% compared to the first quarter of 2013

•	First quarter 2014 profit decreased $32 million or 20% compared to the fourth quarter of 2013 primarily due to increases in marketing spend related to the launch of Farm Heroes Saga, share-based and other equity-related compensation expense of $78 million in the first quarter of 2014 as compared to $60 million in the fourth quarter of 2013, headcount additions, and unrealized foreign exchange losses, which were partially offset by lower tax expense.

Network Reach

•	Daily Active Users (DAUs) increased to 143 million in the first quarter of 2014, up 107 million or 297% from first quarter 2013, and up 19 million or 15% from fourth quarter 2013.

•	Monthly Active Users (MAUs) increased to 481 million in the first quarter of 2014, up 343 million or 249% from first quarter 2013, and up 73 million or 18% from fourth quarter 2013.

•	We believe the increases in DAUs and MAUs reflect the continued growth of our player network coupled with a greater number of games being installed and played by our existing player base. We believe this increased activity is due to our introduction of additional games and our releases of new content on existing games, as well as our geographic expansion and the overall growth in consumer usage of mobile devices.

•	Monthly Unique Users (MUUs) increased to 352 million in the first quarter of 2014, up 251 million or 249% from first quarter 2013, and up 48 million or 16% from fourth quarter 2013. We believe the increase in MUUs is driven by organic growth plus targeted acquisition efforts outside our traditional markets in North America and Western Europe.

Monetization

•	Monthly Gross Average Bookings per Paying User (MGABPPU) increased to $18.02 in the first quarter of 2014, up $2.10 or 13% from first quarter 2013, and up $0.70 or 4% from fourth quarter 2013. We believe the increase in MGABPPU reflects our ability to retain our more engaged customers within our network through the consistent release of new content in existing games. Additionally, we believe that an increase in our payers who play in more than one game as well as the introduction of virtual currency in some of our games, which creates the opportunity to transact at higher amounts, had a positive impact on our MGABPPU during the period.

•	Monthly Unique Payers (MUPs) in the first quarter of 2014 were 11.9 million, up 190% compared to 4.1 million in the first quarter of 2013. We believe this increase was driven by the growth in our MAUs and our MUUs as well as improved in-game monetization. First quarter 2014 MUPs declined compared to 12.2 million in the fourth quarter of 2013. We believe this decrease is primarily a result of reduced payment activity among the occasional payers on the network, in addition to the introduction of virtual currency in some of our games.

Conference Call Information

King will host a conference call today, May 7, 2014, at 8:00 a.m. Eastern Time to discuss King’s results as well as other forward-looking information about King’s business. Listeners may access the live conference call via a dial-in number or audio webcast.

Conference call details are:

US callers: +1 877-201-0168, Conference ID: 25494037

International callers: +1 647-788-4901, Conference ID: 25494037

The conference call will be simultaneously webcast at http://investor.king.com, where listeners can also access King’s earnings press release and slide presentation.

Following the call, a replay of the webcast will be available at the same website. A telephonic replay will also be available for one week following the conference call at +1 855-859-2056 (US callers), or +1 404-537-3406 (International callers), conference ID: 25494037.

About King

King Digital Entertainment plc (NYSE: KING) is a leading interactive entertainment company for the mobile world. It has a network of 352 million monthly unique users as of first quarter 2014, and offers more than 180 exclusive games in over 200 countries through its king.com and royalgames.com websites, Facebook, and mobile distribution platforms such as the Apple App Store, the Google Play Store and the Amazon Appstore. King has game studios in Stockholm, Bucharest, Malmö, London, Barcelona and Berlin along with offices in San Francisco and Malta.

Forward Looking Statements

All statements other than statements of historical fact contained in this release, including statements regarding future growth and success of games and results of the operations of King Digital Entertainment plc are forward-looking statements. King has based these forward-looking statements on its estimates and assumptions as of the date of this release. These forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to: the fact that a relatively small number of games continue to account for a substantial majority of our revenue and gross bookings, and declines in popularity of these games could harm our financial results; our ability to develop new games and enhance existing games in a timely manner; market acceptance of new games and enhancements to existing games; intense competition in our industry; our reliance on the casual game format; our relatively short operating history in the mobile market; our dependence on the continued popularity of mobile games and devices; revenues and gross bookings from new games may not be sufficient to offset declines in revenues and gross bookings in more mature games; we may experience fluctuations in our quarterly operating results and other key metrics; we rely on various third-party platforms which may not retain their popularity; the need to attract and retain additional personnel; general economic conditions and their impact on consumer spending; the continued effectiveness of our marketing programs; as well as those risks detailed from time to time under the caption “Risk Factors” and elsewhere in King’s Securities and Exchange Commission filings and reports, including in the final prospectus filed pursuant to Rule 424(b) by the Company on March 27, 2014 and future filings and reports by the Company. In addition, King operates in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for King management to predict all risks, nor can King assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that King may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. King does not undertake any obligation to update publicly or revise any forward-looking statements for any reason after the date of this release, to conform these statements to actual results, future events, or to changes in King’s expectations.

Non-GAAP Financial Measures

King uses International Financial Reporting Standards (“IFRS”). In addition to IFRS financials, this release includes certain financial measures not based on IFRS, including gross bookings, adjusted revenue, adjusted EBITDA, adjusted EBITDA margin, capital expenditures, adjusted profit and adjusted EPS. These non-GAAP measures are in addition to, not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. The non-GAAP financial measures used by King may differ from the non-GAAP financial measures used by other companies, and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. Some limitations of the non-GAAP financial measures we use are listed below:

Gross Bookings: Gross bookings is a non-GAAP financial measure that is not calculated in accordance with IFRS. Gross bookings is equal to the total amount paid by our users for virtual items and for access to skill tournaments.

The Company uses gross bookings to evaluate the results of our operations, generate future operating plans and assess our performance. While King believes that this non-GAAP financial measure provides a meaningful measurement of our business performance during a particular period because it measures the total cash spend by our players in the period, this information should be considered as supplemental in nature and is not meant as a substitute for revenue recognized in accordance with IFRS. In addition, other companies, including companies within our industry, may calculate gross bookings differently or not at all, which reduces its usefulness as a comparative measure.

Adjusted Revenue: Adjusted revenue is a non-GAAP financial measure that is not calculated in accordance with IFRS. King defines adjusted revenue as revenue adjusted for changes in deferred revenue. King believes that adjusted revenue is a useful metric for calculating adjusted EBITDA margin and understanding our operating results and ongoing profitability.

Adjusted EBITDA and Adjusted EBITDA Margin: Adjusted EBITDA and adjusted EBITDA margin are non-GAAP financial measures that are not calculated in accordance with IFRS. King defines adjusted EBITDA as profit (loss), adjusted for income tax expense, other (income) expense, net finance (income) costs, depreciation, amortization, share-based and other equity-related compensation (including social security tax charges associated therewith) and changes in deferred revenue. King defines adjusted EBITDA margin as adjusted EBITDA as a percentage of adjusted revenue. King believes that adjusted EBITDA and adjusted EBITDA margin are useful metrics for investors to understand and evaluate our operating results and ongoing profitability because it permits investors to evaluate our recurring profitability from our ongoing operating activities. King also uses these measures internally to establish forecasts, budgets and operational goals and to manage and monitor our business, as well as evaluating our ongoing and historical performance. Adjusted EBITDA and adjusted EBITDA margin have certain limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results of operations as reported under IFRS. Other companies, including companies in our industry, may calculate adjusted EBITDA differently or not at all, limiting its usefulness as a direct comparative measure.

Capital Expenditures: Capital expenditures is a non-GAAP financial measure that is not calculated in accordance with IFRS. King defines capital expenditures as the amount paid in the period for the purchase of property, plant and equipment, and intangible assets. King monitors capital expenditures as a measure of the amount we have invested in maintaining or growing the scope our business. Other companies, including companies in our industry, may calculate capital expenditures differently or not at all, limiting its usefulness as a direct comparative measure.

Adjusted Profit: Adjusted profit is a non-GAAP financial measure that is not calculated in accordance with IFRS. King defines adjusted profit as profit (loss), adjusted for share-based and other equity-related compensation (including social security tax charges associated therewith), changes in deferred revenue and amortization of acquired intangible assets. Other companies, including companies in our industry, may calculate adjusted profit differently or not at all, limiting its usefulness as a direct comparative measure.

Adjusted EPS: Adjusted EPS is a non-GAAP financial measure that is not calculated in accordance with IFRS. King defines adjusted EPS as adjusted profit divided by the diluted weighted average number of ordinary shares in issue during the period.

Reconciliations of these non-GAAP measures to the most directly comparable IFRS measure are included in the accompanying tables.

Contacts

Investors:

Alice Ryder, VP of Investor Relations

ir@king.com

Media:

Susannah Clark, Senior Director of Communications

media@king.com

Brunswick Group

kingteam@brunswickgroup.com

KING DIGITAL ENTERTAINMENT PLC

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(in thousands, except per share data)

(unaudited)

	Three Months Ended March 31,
	2014	2013
Revenue	$606,709	$205,918
Costs and expenses*
Cost of revenue	195,996	64,014
Research and development	46,757	22,183
Sales and marketing	129,099	47,629
General and administrative	73,378	6,514

Total costs and expenses	445,230	140,340

Net finance income (costs)	(268)	3
Profit before tax	161,211	65,581

Tax expense	34,012	12,930

Profit	$127,199	$52,651

Earnings per share attributable to the equity holders of the Company during the period
Basic earnings per share	$0.43	$0.17
Diluted earnings per share	$0.41	$0.16

Weighted average number of shares used in computing earnings per share:
Basic	298,674	303,613
Diluted	309,842	325,169
* Includes share-based and other equity-related compensation expense as follows:

Cost of revenue	$4,066	$1,123
Research and development	25,752	13,271
Sales and marketing	5,585	453
General and administrative	42,613	451

Total share-based and other equity-related compensation expense	$78,016	$15,298

KING DIGITAL ENTERTAINMENT PLC

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands)

	March 31,	December 31,
	2014	2013
	(unaudited)	(audited)
Assets
Current assets
Cash and cash equivalents	$678,170	$408,695
Trade and other receivables	226,324	216,881
Income tax receivable	1,379	1,379

Total current assets	905,873	626,955
Non current assets
Intangible assets, net	11,614	9,239
Property, plant and equipment, net	18,661	14,258
Deferred tax assets	27,420	47,440
Income tax receivable	122,356	103,534
Other deposits	5,602	5,437

Total non current assets	185,653	179,908

Total assets	$1,091,526	$806,863

Liabilities and shareholders’ equity
Current liabilities
Trade and other payables	199,473	172,107
Deferred revenue	11,799	10,942
Income tax liabilities	76,997	118,728
Provision for other liabilities	18,929	15,513

Total current liabilities	307,198	317,290
Non current liabilities
Deferred tax liabilities	19	17
Income tax liabilities	142,861	120,903
Provision for other liabilities	1,273	1,266

Total non current liabilities	144,153	122,186

Total liabilities	$451,351	$439,476

Shareholders’ equity
Share capital	77	65
Other reserves	428,688	65,995
Retained earnings	211,410	301,327

Total shareholders’ equity	640,175	367,387

Total liabilities and shareholders’ equity	$1,091,526	$806,863

KING DIGITAL ENTERTAINMENT PLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Three months ended March 31
	2014	2013
Cash flows from operating activities
Profit before tax	$161,211	$65,581
Adjustments to reconcile profit before tax to cash flows from operating activities:
Amortization	847	447
Depreciation	1,918	587
Equity settled share-based payments	42,747	12,067
Loss on disposal of property, plant and equipment & intangible assets	62	—
Net finance costs (income)	268	(3)
Increase in deferred revenue	857	98
Increase in trade and other receivables	(9,757)	(69,949)
Increase in trade and other payables	30,394	19,158

Cash flows from operating activities	228,547	27,986
Interest received	56	3
Interest paid	(378)	—
Tax paid	(64,049)	(57)

Net cash generated from operating activities	164,176	27,932

Cash flows from investing activities
Purchases of intangible assets	(2,102)	(1,788)
Purchase of property, plant and equipment	(6,301)	(1,698)
Purchase of a business, net of cash acquired	(1,150)	—

Net cash used in investing activities	(9,553)	(3,486)

Cash flows from financing activities
Payment of dividends	(217,116)	—
Proceeds from sale of share capital on IPO	329,404	—
Proceeds from sale of share capital	3,034	—
Repurchase of shares	(1,240)	—

Net cash from financing activities	114,082	—

Net increase in cash and cash equivalents	268,705	24,446

Cash and cash equivalents at the beginning of the period	408,695	27,912
Exchange gains (losses) on cash and cash equivalents	770	(1,153)

Cash and cash equivalents at the end of the period	$678,170	$51,205

Reconciliation of Non-GAAP Results to Nearest GAAP Measures

(in thousands, except percentages and per share amounts)

(unaudited)

	Quarter Ended
	Mar. 31,	Mar. 31,
	2014	2013
Reconciliation of Revenue to Gross Bookings:
Revenue	$606,709	$205,918
Sales tax	34,714	14,735
Other revenue	(2,499)	(3,497)
Movement in player wallet and other adjustments	1,300	1,339
Change in deferred revenue	865	101

Gross bookings	$641,089	$218,596

Reconciliation of Revenue to Adjusted Revenue:
Revenue	$606,709	$205,918
Change in deferred revenue	865	101

Adjusted revenue	$607,574	$206,019

Reconciliation of Profit to Adjusted EBITDA:
Profit	$127,199	$52,651
Add:
Income tax expense	34,012	12,930
Other (income) expense, net	5,466	(589)
Net finance (income) costs	268	(3)
Share-based and other equity-related compensation	78,016	15,298
Change in deferred revenue	865	101
Depreciation and amortization	2,765	1,034

Adjusted EBITDA	$248,591	$81,422

Adjusted EBITDA margin	41%	40%

Reconciliation of Profit to Adjusted Profit:
Profit	$127,199	$52,651
Add:
Share-based and other equity-related compensation	78,016	15,298
Change in deferred revenue	865	101
Amortization on intangible assets acquired	30	30
Tax effect of adjustments	(18,230)	(2,959)

Adjusted Profit	$187,880	$65,121

Reconciliation of Adjusted EPS:
Adjusted Profit	$187,880	$65,121
Diluted weighted average number of ordinary shares	309,842	325,169
Adjusted EPS	0.61	0.20

Reconciliation of Non-GAAP Results to Nearest GAAP Measures

(in thousands)

(unaudited)

Quarter
Ended
Dec.31,
2013
Reconciliation of Revenue to Gross Bookings:
Revenue	$601,715
Sales tax	31,530
Other revenue	(2,442)
Movement in player wallet and other adjustments	1,599
Change in deferred revenue	(276)

Gross bookings	$632,126

Reconciliation of Profit to Adjusted EBITDA:
Profit	$159,246
Add:
Income tax expense	47,583
Other (income) expense, net	688
Net finance (income) costs	(54)
Share-based and other equity-related compensation	59,599
Change in deferred revenue	(276)
Depreciation and amortization	2,186

Adjusted EBITDA	$268,972